SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

SIFCO Industries, Inc.
(Name of Issuer)
Common Shares, $1.00 Par Value Per Share
(Title of Class of Securities)
826546-10-3
(CUSIP Number)
Janice G. Carlson
31556 Tres Lomas
Bulverde, TX 78163
830-980-2749
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 25, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.	826546-10-3	Page	2	of	6

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Janice G. Carlson, Trustee

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7.	SOLE VOTING POWER

NUMBER OF

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,002,049

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,002,049

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.8%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTION)

OO

CUSIP No.	826546-10-3	Page	3	of	6

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Charles H. Smith, III, Trustee

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7.	SOLE VOTING POWER

NUMBER OF

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,002,049

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,002,049

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.8%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTION)

OO

Page	4	of	6
Item 1. Security and Issuer
     This statement relates to the common shares, par value $1 per share (the “Shares”) of SIFCO Industries, Inc., an Ohio corporation (“SIFCO”), whose principal executive offices are located at 970 East 64th Street, Cleveland, Ohio 44103.
Item 2. Identity and Background
     This statement is filed by Charles H. Smith, III and Janice G. Carlson as trustees (collectively the “Trustees”) under the Voting Trust Extension Agreement dated January 25, 2010 (the “Extension Agreement”), which extends until January 31, 2013 the term of the Voting Trust Agreement dated as of January 30, 2007 (the “Voting Trust Agreement”).
     Information as to each of these individuals is set forth below:
     (a) Charles H. Smith, III.
     (b) Mr. Smith’s residence address is 8002 Overhill Road, Bethesda, Maryland 20014.
     (c) Mr. Smith’s present principal occupation is Principal Associate of SEGURA Consulting LLC, 10411 Motor City Drive, Suite 410, Bethesda, MD 20817.
     (d) Mr. Smith has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or other minor offenses).
     (e) Mr. Smith has not, during the last five years, been a party to any civil proceeding as a result of which he would be subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
     (f) Mr. Smith is a citizen of the United States.
     (a) Janice G. Carlson
     (b) Mrs. Carlson’s residence address is 31556 Tres Lomas, Bulverde, Texas 78163.
     (c) Mrs. Carlson’s present principal occupation is homemaker.
     (d) Mrs. Carlson has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or other minor offenses).
     (e) Mrs. Carlson has not, during the last five years, been a party to any civil proceeding as a result of which she would be subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
     (f) Mrs. Carlson is a citizen of the United States.
Items 3. Source and Amount of Funds or Other Consideration
     Mr. Smith and Mrs. Carlson currently own, as Trustees, 2,002,049 SIFCO Shares pursuant to the Voting Trust Agreement, as extended by the Extension Agreement to which this filing relates. The Voting Trust Agreement was renewed for a term beginning February 1, 2010 and ending January 31, 2013 by the Voting Trust Extension Agreement dated January 25, 2010 to which this filing relates.
Item 4. Purpose of Transaction
     The purpose of the Extension Agreement is to continue the investment of the signing shareholders in SIFCO and to continue to maintain the stability of SIFCO through the Trustees’ exercise of voting control over the SIFCO Shares subject to the Voting Trust Agreement.

Page	5	of	6
     The Trustees have no plan or proposal that would result in:
     (a) the acquisition or disposition of any additional SIFCO securities by any person;
     (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation involving SIFCO or any of its subsidiaries;
     (c) a sale or transfer of a material amount of assets of SIFCO or any of its subsidiaries;
     (d) any change in the present Board of Directors or management of SIFCO, including any plan or proposal to change the number or term of directors or fill any existing vacancies on the Board;
     (e) any material change in the present capitalization or dividend policy of SIFCO;
     (f) any other material change in SIFCO’s business or corporate structure;
     (g) changes in SIFCO’s Articles of Incorporation or Code of Regulations or instruments corresponding thereto which may impede the acquisition of control of SIFCO by any person;
     (h) causing a class of securities of SIFCO to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) a class of equity securities of SIFCO becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
     (j) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
     (a) The aggregate number of SIFCO Shares subject to the Voting Trust Agreement, as extended by the Extension Agreement, is 2,002,049, constituting approximately 37.8% of the 5,299,966 Shares of SIFCO outstanding on January 22, 2010. The ownership of voting trust certificates under the Voting Trust Agreement, as extended by the Extension Agreement, is set forth in Exhibit 1 filed herewith.
     (b) Mr. Smith and Mrs. Carlson, as Trustees, share the power to vote the Shares subject to the Voting Trust Agreement, as extended. Although the Trustees do not have the power to dispose of the Shares subject to the Voting Trust Agreement, as extended, they share the power to terminate the Voting Trust Agreement, as extended, or to return Shares subject to the Voting Trust Agreement, as extended, to holders of voting trust certificates.
     (c) Under the terms of the Voting Trust Agreement, as extended, all dividends paid with respect to SIFCO Shares are distributed to the holders of the related voting trust certificates.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Pursuant to the Extension Agreement, the Voting Trust Agreement was extended an additional three-year term until January 31, 2013. The Trustees may terminate this trust during any original or extended term by notice to the holders of voting trust certificates.
Item 7. Material to Be Filed as Exhibits
     Exhibit (1). Voting Trust Extension Agreement entered into as of January 25, 2010.

Page	6	of	6
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2010	/s/ Janice G. Carlson
Janice G. Carlson

/s/ Charles H. Smith, III
Charles H. Smith, III